

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 12, 2014

Via E-mail
Charl Keyter
Chief Financial Officer
Sibanye Gold Limited
1 Hospital Street
Libanon, Westonaria, 1780
South Africa

     Re: **Sibanye Gold Limited**
                Form 20-F for the Year Ended December 31, 2013
                Filed April 29, 2014
                File No. 001-35785

Dear Mr. Keyter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2013

Operating and Financial Review and Prospects
Results of Operations, page 105
Depreciation and amortization page 110

1.   We note your decrease in mineral reserves from 2011 to 2012 and your increase in mineral reserves from 2012 to 2013. Please provide the staff with a detailed reserve reconciliation for each of these time periods.

Reserves of Sibanye as of December 31, 2013
Uranium ore reserve statement as of December 31, 2013 page 139

2.   We note your disclosure of uranium reserves for your Driefontein, Kloof, and Beatrix operations. Please forward to our engineer as supplemental information and not as part of your filing, the technical report that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by paragraph (c) of Industry Guide 7. The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

       Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions about your reserves. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

3.   Please disclose your pay limit, commodity price, metallurgical recovery factor, and other reserve modification factors associated with your uranium reserves.

Financial Statements
Notes to the Consolidated Financial Statements
Note 4. Income and Mining Tax (Expense)/Benefit, page F-20

4.   We note a $34.3 million mining tax formula rate adjustment and a $24.1 million deferred tax benefit from reduction of the future expected tax rate as adjustments in the reconciliation from mining statutory rate to the effective income and mining tax rate for the year ended December 31, 2013. In future filings, please expand your disclosure to describe the nature of the significant adjustments affecting your income and mining tax expense/benefit. Please provide us your proposed revisions.

Note 22. Geographical and Segment Information, page F-50

5.   We note the amounts presented in the group consolidated columns-U.S. GAAP for the operating profit and net operating profit/(loss) line items do not appear to represent operating profit under U.S. GAAP. In future filings, please revise the titles used for these line items accordingly, so they are not confusingly similar to the U.S. GAAP titles. The revised titles chosen for each of these two line items should also clearly distinguish between the two line items. For example, one line item could be called adjusted operating profit before amortization and depreciation and the other could be called adjusted operating profit. Please provide us your proposed disclosures.

6.   Your disclosure in footnote (h) indicates that you recorded a $76 million impairment charge to Beatrix West property at June 30, 2013 for management reporting purposes under the IFRS guidance. However, no impairment charge was recognized under U.S. GAAP. Please explain to us the differences between your impairment assessments conducted under IFRS and U.S. GAAP guidance that led to the different results.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining